Exhibit 99.1

News Release

PNI Digital Media Announces First Photo Print App for Google Glass

VANCOUVER, BC – January 16, 2014 - PNI Digital Media (TSX: PN)(OTCQB: PNDMF), (“PNI” or the “Company”), the leading innovator in online, mobile and in-store digital media solutions for retailers, announced today that it has advanced its first Google Glass application enabling photo and postcard printing directly to retail photo centers into the final phase of testing.

“We successfully showcased our first Google Glass app at the Consumer Electronics Show in Las Vegas last week,” said Kyle Hall, Chief Executive Officer of PNI Digital Media. “There was considerable focus at CES on wearable computing, emphasizing the value of PNI’s ability to connect devices to the world’s largest retailers. Given that Google Glass makes it easy to capture great photos, it was a natural step for us to expand our mobile ecosystem to incorporate this new innovative technology. PNI’s proven ability to develop popular photo apps for both iOS and Android phones and tablets now extends to Google Glass and is part of expanding our presence in the mobile market.  Orders pass over the PNI Platform directly from our Glass app via our Application Programming Interface for printing at over 33,000 locations in the US, further increasing the reach of our Platform and the potential transactions we can bring leading retailers.”

PNI expects its first Google Glassware app to launch in Spring 2014.

About PNI Digital Media
PNI Digital Media operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photos, photo books, photo calendars, business cards and stationery. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

Further information on our company can be found at www.pnimedia.com.

Investor Relations and Press Contact:
James Binckly
TMX Equicom
(416) 815-0700 x228
jbinckly@tmxequicom.com

Cameron Lawrence
PNI Digital Media
(604) 893-8955 x229
ir@pnimedia.com
Twitter: @pni_media

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

The TSX has neither approved nor disapproved the information contained in this release. PNI Digital Media relies upon litigation protection for "forward-looking" statements.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

PNI Digital Media is a registered trademark of PNI Digital Media Inc.  All other trademarks are copyright of their respective owners.